SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The attached exhibits pertain to the 30.44%-owned subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (“Bezeq” and together with its subsidiaries, the “Company”) of B Communications Ltd., the Registrant’s controlled subsidiary.

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Company dated March 31, 2010

99.2	Directors' Report on the State of the Company's Affairs for the three-month period ended March 31, 2010

99.3	Update of Chapter A (Description of Company Operations) of the Periodic Report for 2009

99.4	Bezeq Separate Condensed Interim Financial Information March 31, 2010 (Unaudited)

99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at March 31, 2010 (Unaudited)

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: June 2, 2010

EXHIBIT INDEX

The attached exhibits pertain to the 30.44%-owned subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (“Bezeq” and together with its subsidiaries, the “Company”) of B Communications Ltd., the Registrant’s controlled subsidiary.

EXHIBIT NO.                                DESCRIPTION

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Company dated March 31, 2010

99.2	Directors' Report on the State of the Company's Affairs for the three-month period ended March 31, 2010

99.3	Update of Chapter A (Description of Company Operations) of the Periodic Report for 2009

99.4	Bezeq Separate Condensed Interim Financial Information March 31, 2010 (Unaudited)

99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at March 31, 2010 (Unaudited)